Vizsla Provides Update on Panuco Project

(VZLA-TSX-V)

VANCOUVER, BC, July 26, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announces that due to an increase of COVID- 19 risk in the local municipality in which Vizsla operates, the Company has decided to temporarily suspend drilling at its Panuco project in Mexico for two weeks.

President and CEO Michael Konnert stated, "Vizsla's top priority remains the health and safety of both our team and the communities in which we work. This current wave of the COVID-19 virus is the most significant experienced to date in southern Sinaloa. As such, the Company feels it is prudent to play its role in helping to minimize the potential risk of transmission. A temporary, two- week pause of all activities, including drilling at Panuco, has commenced and travel to and from site halted. Since the start of the year, we have had tremendous success at the drill bit, significantly expanding the mineralized footprint at both Napoleon and Tajitos, while simultaneously advancing new targets in the greater district. Our team will put this two-week period to good use for safety training, desktop review(s) and critical analysis of our exploration work program completed to date."

Vizsla has implemented enhanced COVID-19 protocols and preventative measures to mitigate the spread of COVID-19 to protect its employees, contractors, their families, and surrounding communities. Vizsla continues to follow the Government of Mexico's COVID-19 infection prevention guidance and is working in close partnership with several departments of the Sinaloa State Government. Following a precautionary two-week pause, Vizsla will reassess the situation and look to restart drilling as it is safe to do so.

To date, the Company has completed 85,000m of drilling in 333 holes from its ongoing, fully-funded resource/discovery-based drill program at Panuco. With a significant number of assay results still pending, Vizsla expects to maintain consistent news flow over the coming weeks and months.

About Vizsla Silver

Vizsla is a Junior mineral exploration and development company focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the restart of drilling activities; the development of Panuco, including drilling programs and mobilization of drill rigs; and future mineral exploration, development and production; and the dissemination of news releases over the coming weeks and months.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilvercorp.com, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 18:36e 26-JUL-21